

By Electronic Mail

August 10, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund VIII
        Issuer CIK: 0001667919
        Issuer File Number: 333-210186/811-23147
        Form Type: 8-A12B
        Filing Date: August 10, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest Fund of Buffer ETFs (BUFR)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Initial Listings Analyst